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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 1


                            ------------------------

                          SCHEIN PHARMACEUTICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          SCHEIN PHARMACEUTICAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   806416103
                         (CUSIP NUMBER OF COMMON STOCK)

                                 MARTIN SPERBER
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          SCHEIN PHARMACEUTICAL, INC.
                                100 CAMPUS DRIVE
                             FLORHAM PARK, NJ 07932
                                 (973) 593-5500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                           RICHARD L. GOLDBERG, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                   AMENDMENT



     This Amendment No. 1 is filed to add Exhibits (a)(5), (a)(6) and (a)(7) to the list of exhibits in Item 9 and to amend Item 8.



ITEM 8. ADDITIONAL INFORMATION



     The waiting period under the HSR Act with respect to the Offer has expired without a second request for additional information.


ITEM 9. EXHIBITS


EXHIBIT                           DESCRIPTION
NUMBER                            -----------
(a)(1)+   Letter to Stockholders of the Company, dated June 6, 2000.
(a)(2)+   Opinion of CIBC World Markets Corp., dated May 24, 2000
          (included as Annex A to this Statement).
(a)(3)+   Joint Press Release issued by Parent and the Company on May
          25, 2000 (incorporated by reference to Exhibit 99.1 of the
          Form 8-K filed by Schein Pharmaceutical, Inc. with the
          Securities and Exchange Commission on May 31, 2000).
(a)(4)+   Offer to Purchase, dated June 6, 2000 (incorporated by
          reference to Exhibit (a)(1)A) to the Schedule TO).
(a)(5)*   Confidential Instructions from ChaseMellon Shareholder
          Services LLC for Offer to Purchase for Cash All Outstanding
          Shares of Common Stock of Schein Pharmaceutical, Inc.
          pertaining to Common Stock of the Company purchased under
          the Company's benefit plans.
(a)(6)*   Memorandum, dated June 19, 2000, to Holders of Stock Options granted under the Company's 1993, 1997 and 1999 Stock Option
          Plans from Oliver Esman regarding election to exercise stock options.
(a)(7)*   Memorandum, dated June 19, 2000, to Non-Employee Directors of the Company from Oliver Esman regarding election to
          exercise stock options granted under the Company's 1995
          Stock Option Plan.
(e)(1)+   Agreement and Plan of Merger, dated as of May 24, 2000,
          among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Schein
          Pharmaceutical, Inc. with the Securities and Exchange
          Commission on May 31, 2000).
(e)(2)+   The Information Statement of the Company, dated June 6, 2000
          (included as Annex B to this Statement).
(e)(3)+   Form of Stockholder Agreement, dated as of May 24, 2000,
          between Parent and each of the following: Bayer Corporation,
          Marvin H. Schein and Pamela Schein and related trusts
          (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Watson Pharmaceuticals, Inc. with the Securities
          and Exchange Commission on May 31, 2000).


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+ Filed previously.



* Filed herewith.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SCHEIN PHARMACEUTICAL, INC.


                                          /s/ Martin Sperber


                                                      Martin Sperber

                                                Chairman of the Board and
                                                 Chief Executive Officer


Dated: June 22, 2000